Michael A. Littman
                                 Attorney at Law
                                7609 Ralston Road
                                Arvada, CO 80002
                                 (303) 422-8127
                               Fax (303) 431-1567




                                 March 23, 2009



Nolan McWilliams
Securities and Exchange Commission
100 F Street NW
Washington, DC 20549

Re:      International Paintball Association, Inc.
         Registration Statement on Form 10
         Filed October 16, 2008
         File No. 000-53464

Dear Mr. McWilliams:

         In response to your comment letter dated November 12, 2008, the Company has filed a Form 10 amendment #1 and a marked copy reflecting the changes is attached hereto. All revisions are shown in Bold Print in the marked copy, and comment #'s have been inserted into the marked copy to show the response to specific comments.

         Comment #1. Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement and refiling when you have cleared all of our comments. No response necessary to Comment #1.

         Comment #2. Please remove this language here. It also appears before the risk factors.

         Response: Language removed at p. 3.

         Comment #3. We note your disclosure that your Company was formed for the purpose of providing facilities, services and products in connection with paintball sport activities. Please briefly explain what paintball sport activities are.

         Response: See additions to language at page 3.

         Comment #4. Please also include here that you had no revenues and your net loss for the most recent audited period and interim stub to provide a financial snapshot of your company.

         Response: See additions to language at page 4.

         Comment #5. Please also disclose that your auditor has issued a going concern opinion. Revise also to add a risk factor with this information as well.

         Response: See additions to language at page 4.

         Comment #6. Please revise this section to more fully discuss your operating history. We note in this regard that your financial statements indicate you generated revenues between inception and December 31, 2005. Refer to Item 101(h) of Regulations S-K.

         Response: See additions to disclosure at page 4.

         Comment #7. Please refer to the last paragraph of this section. Please revise to delete the reference to "this offering" or advise.

         Response: Deleted at page 4.

         Comment #8. In the opening paragraph of this section, please indicate that there can be no guarantee that you will become the governing body of Paintball play.

         Response: See addition of sentence at page 5.

         Comment #9. You indicate that you hope to become a sanctioning body of professional, semi-professional and amateur paint-ball leagues and play. Are there currently any professional or semi-professional paintball players or leagues?

         Response: We discuss the competition in our section on "Currently Existing Competition Paintball Association " at page 16. We have also added language on p. 4.

         Comment #10. Revise to remove or elaborate on descriptions of your plans which are subjective and cannot be measured. Examples include your disclosure that you plan to become a "unifying force" in the sport of paintball. What does "unifying force" mean? Other examples include "[a]ccess to brand strategy" and "we intend to develop prestige and benefits of membership with value in and of itself."

         Response: In response to this comment, we have made deletions and revisions throughout the text of the Form 10/Amendment.

         Comment #11. Revise substantially to remove vague aspirations about your plans and to discuss in concrete terms and chronologically each material step you expect to take in order to become operational and begin generating revenues. To the extent you discuss future business plans or strategies, please add disclosure about the implementation costs, the source of the funds, and the potential time lines for implementing such plans or strategies. For example, time lines and budgets for the completion of your website, development of your product and service lines, advertising, marketing and sales strategy should be included. To the extent you do not have financing available to implement a step in your plan, please make that clear. Please also similarly revise your Plan of Operations section. We also offer some additional guidance in our comments below.

         Response: In response, we have made revisions throughout the text at pages 4-15 and in Plan of Operations. All revisions are highlighted in bold print.

         Comment #12. We note your statement that you "intend to attempt to become the governing body of Paintball play." Please discuss how you intend to accomplish this. Discuss the process for becoming a governing body and how one becomes "recognized" as an official governing body. What is the anticipated timeframe for gaining such recognition? To what extent is your business plan contingent on gaining status as the recognized governing body? Discuss any current businesses that are acting as governing bodies with which you may compete.

         Response: In response we have made textual additions at pages 4.

         Comment #13. Discuss how you will aid in the creation of "farm teams." What does this mean? How will this start up be financed?

         Response: In response we have added text at page 5.

         Comment #14. We note your disclosure that you are currently seeking proposed agreements with product manufacturers and distributors. Please discuss what stage the discussions are in and your expected timeline, if known, for completing an agreement. Do you anticipate licensing arrangements with the suppliers of your products? It appears that you have some products already available for sale on your website. Do you manufacture these products yourself, or do you rely on third party suppliers?

         Response: In response we have added text at pages 5-6.

         Comment #15. Discuss the status of your efforts to provide tournament and league sanctioning and management. What is the timeframe for implementing your efforts?

         Response: In response we have added text at page 10.

         Comment #16. Discuss how you propose to establish a "unified, and even international brand."

         Response: In response we have deleted the language @ page 9

         Comment #17. We note your disclosure that you have test marketed tournament events. Please provide more detail of what you did to test market. Discuss the results of your test marketed tournament events. Explain in more detail the methods by which you intend to organize various paintball events. How do you intend to create affiliations with parks and facilities?

         Response: In response, please see page 9 added disclosure.

         Comment #18. Discuss your plans, if any, to obtain owned or managed facilities. What is the expected timeframe? Do you anticipate material capital expenditures to acquire such facilities?

         Response: In response see text added @ page 10.

         Comment #19. Please clarify throughout, as it is disclosed under "Competition," that there currently are other paintball associations. Are you aware of other entities that are trying to become the governing body, as you are?

         Response: In response see text added @ page 12.

         Comment #20 Please provide the market price ranges for the products and services you anticipate selling.

         Response: In response see text added @ page 13.

         Comment #21. Please revise to state that it is your belief that your target market prefers to obtain its information electronically.

         Response: In response see text added @ page 13.

         Comment #22. Please clarify that you currently do not have any brand awareness.

         Response: In response see text added @ page 14.

         Comment #23. Please clarify that you currently are not competing with these retailers because you currently do not have operations.

         Response: In response see text added @ page 14

         Comment #24. Please add risk factors to discuss the following risks: your accountant has issued a going concern opinion; you have incurred net losses; and that you may not be able to absorb the costs of being a public company.

         Response: In response see text added @ page 18.

         Comment #25. Please revise to indicate whether you currently have agreements with contractors upon which you are dependent. If you do not currently have agreements, consider deleting this risk factor as it appears to discuss a generic risk that applies to all companies.

         Response: In response see text deleted @ page 18.

         Comment #26. We note you disclose on your Balance Sheet dated June 30, 2008 $456,500 of notes payable. Revise this risk factor to discuss any risks associated with these notes payable or advise.

         Response: In response see text added @ page 19.

         Comment #27. You state that you have identified critical accounting policies; however there do not appear to be any critical accounting policies identified or discussed in this section. Please revise or advise.

         Response: In response see revisions added @ page 23.

         Comment #28. Please balance your disclosure to indicate that you may not be able to raise this capital.

         Response: In response see revisions added @ page 24.

         Comment #29. Refer to the second paragraph. Please revise to explain what you mean when you say you used existing management resources to structure a marketing plan and complete brand strategy. What resources are you referring to?

         Response: In response see revisions added @ page 24.

         Comment  #30.   Please  clarify  the  statement   "[o]nce   exploration
commences,   our  needs  for   additional   financing   is  likely  to  increase
substantially."

         Response: In response see revisions added @ page 25 (text deleted and revised).

         Comment #31. Please revise to clarify here that there is no guarantee that you will be able to obtain the additional financing.

         Response: In response see revisions added @ page 26.

         Comment #32. Revise this discussion to explain the reasons for material changes in your results of operations from 2006 to 2007. You indicate the decrease in operating expense was "related to the scaling back of operations to match available resources and to stay focused on the business plan and within budgeted levels of expenditures." What do you mean by this? Explain why these results changed. For instance, you disclose that you reduced directors' fees by $49,000 (93%). Discuss why the amount of fees paid declined so dramatically. Other examples include the $65,971 (28%) reduction in professional service fees and an increase in interest expense of $15,268 (53%). Refer to Instruction 4 to
Item 303(a) of Regulation S-K.

         Response: In response see revisions added @ page 26 - 27.

         Comment #33. We note that you have accrued significant amounts of accounts payable and notes payable. revise this section to discuss any anticipated cash flows necessary to meet your outstanding obligations and the expected sources of cash. do you intend to utilize proceeds from the anticipated private placement to satisfy outstanding liabilities? Refer to Item 303(a)(1) of Regulation S-K.

         Response: In response see revisions added @ page 27.

         Comment #34. We note your disclosure that you "do not currently pay monthly rent" for the use of your headquarters office. However, you disclose in your Notes to Financial Statements that you lease office space from an officer for $800 per month "plus costs." Please clarify.

         Response: In response see revisions added @ page 31.

         Comment #35. Please limit the background information to the requirements of Item 401(e)(1) of Regulation S-K and eliminate marketing language. For example, statements such as "successful leadership" and "guiding the company through high growth" are beyond the scope of Item 401(e)(1).

         Response: In response see revisions added @ page 33 - 34.

         Comment #36. Please revise to conform to the requirement of Item 401(e)(1) of Regulation S-K.

         Response: In response see revisions added @ page 38.

         Comment  #37.   Explain  your  disclosure  that  "no  officer  received
compensation during the last three fiscal years." We note the stock awards in the table.

         Response: In response see amended text @ page 36.

         Comment #38. Please label the table Summary Compensation Table.

         Response: In response see amended text @ page 37.

         Comment #39. Revise the Summary Compensation table to provide totals for each officer's compensation. further revise to add a footnote discussing the $6,250 in other compensation received by your CFO in 2008.

         Response: In response see amended text @ page 37 -38.

         Comment #40. With respect to the stock awards column, clarify by footnote or otherwise to the assumptions made in the valuation. Refer to Item 402(n)(2)(v) and (vi) and Instruction to those items. Similarly revise your Director compensation table in regards to the stock awards column. Refer to Instruction to Item 402 (r), which refers you to the Instruction to Item 402(n)(2)(v) and (vi).

         Response: In response see amended text @ page 37.

         Comment #41. Revise the Director Compensation table to provide totals for each director's compensation. Revise further to indicate whether your directors received compensation during 2007.

         Response: In response see amended text @ page 37.

         Comment #42. Please elaborate on the compensation arrangements for directors. We note your disclosure that you pay directors $500 for meeting attendance; however several directors received compensation amounts that do not appear to reconcile with a $500 per meeting calculation. Please revise or advise.

         Response: In response see amended text @ page 38.

         Comment #43. Disclose here the arrangement by which you lease office space from one of your officers or advise. Refer to Item 404(a) and (d) of Regulation S-K.

         Response: In response see amended text @ page 40.

         Comment #44. We note your disclosure in Note 2 to the Financial Statements that you have several consulting arrangements with various officers and other related parties. disclose the nature of the consulting arrangements here or advise.

         Response: In response see amended text @ page 40.

         Comment #45. We note your disclosure of $208,833 in accrued accounts payable to related parties in your Balance Sheet dated June 30, 2008. Disclose the nature of the accounts payable here or advise.

         Response: In response see amended text @ page 40 - 41.

         Comment #46. We note your disclosure that you sold common stock in private placement transactions in reliance on Rule 506 of Regulation D. clarify the date or dates of the offering(s). Tell us how such shares were offered and how you determined that these investors were "accredited investors." discuss how you received assurance that non-accredited purchasers, if any, met the requirements of Rule 506(b)(2)(ii).

         Response: Item 10 shows recent sales info. All of the sales were made by officers or directors, dates of sale are shown on pages 42 - 46 in tables contains the disclosure required. Each purchaser was required to fill out a Subscription Agreement providing assurance that Rule 506 (b) (2) ii was net. Disclosure added @ page 45.

         Comment #47. Revise to indicate the consideration received by the company in return for the issuance of shares. If securities were sold otherwise than for cash, state the nature of the transaction and the nature and aggregate amount of consideration received by you. refer to Item 701(c).

         Response: In response we have   amended disclosure @ p. 46 in the
tables.

         Comment #48. We do not find any of the Forms D to have been filed in connection with these offering(s). Please advise.

         Response: Forms D were filed by the predecessor 4 G Paintball, Inc. which conducted a redomicile merger in mid 2008, and became International Paintball, Inc. a Colorado Corp.

         Comment #49. Please consider the updating requirements.

         Response: We note the updating requirements, and have included the unaudited September 30, 2008 Financial Statements in the Amendment.

         Thank you for your review. Please let us know if you have further comments.


                                   Sincerely,

                                /s/Michael A. Littman
                                   ------------------------
                                   Michael A. Littman

MAL:sw